

September 5, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Laurence S. Levy
Chairman of the Board and Chief Executive Officer
Hyde Park Acquisition Corp.
461 Fifth Avenue, 25th Floor
New York, NY 10017

Re: **Hyde Park Acquisition Corp.**
Preliminary Proxy Statement on Schedule 14A Amendment No.2
Filed on August 15, 2008
File No.: 000-52459

Dear Mr. Levy:

We have reviewed your filing and have the following comments. We welcome
any questions you may have about our comments or any other aspect of our review. Feel
free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2; however, we are unable to locate
   your disclosure. Further, we note your revised disclosures throughout the proxy
   statement regarding the $5,000,000 minimum stated value of retained interests.

   - To the extent that the $5,000,000 minimum stated value of retained
     interests represents the retained interests held by the four members of
     Essex's management team listed on page 13, please clarify your disclosure
     accordingly and confirm that Essex will <u>not</u> transfer any shares of Hyde
     Park's common stock purchased pursuant to its 10b5-1 plan to Holding's
     existing management owners, which would otherwise have the effect of
     reducing these owners' stated value of retained interests.

   - Please revise your disclosure to address our prior comment 2, assuming
     that as of the closing the following two scenarios may occur: (i) Kirtland's
     $5,000,000 stated value of retained interests is held in the form of shares
     of Hyde Park's common stock; and (ii) Essex has transferred to Kirtland
     $10,000,000 worth of Hyde Park common stock purchased in the open

market pursuant to its 10b5-1 plan (we note your Essex 10b5-1 Plan disclosure on page 18).

Unaudited Pro Forma Condensed Combined Financial Statements, page 139

2. We note your response to prior comment 17. Please fully explain to us and quantify the impact of including the retained interests in equity rather than as a minority interest in the pro forma financial statements. Also, please tell us how you intend to present the retained interests in the historical financial statements after the acquisition, including the accounting literature that supports the presentation.

3. We note your response to prior comment 18. Please clarify why the pro forma adjustments to non-rental property and equipment depreciation expense are negative given the positive fair value adjustments to these assets.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Accountant, at (202) 551-3753 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 894-5873**

Todd J. Emmerman, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585